EXHIBIT 99.1

Innovation Beverage Group Announces Receipt of Nasdaq Notice of Annual Shareholder Meeting Noncompliance

Sydney, Australia, January 16, 2026 (GLOBE NEWSWIRE) -- Innovation Beverage Group Ltd (“IBG” or the “Company”) (Nasdaq: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, announced today that on January 14, 2026, the Company received a notice from the Listing Qualifications Staff of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that as it did not hold an annual meeting of shareholders within twelve months of the end of the Company’s fiscal year December 31, 2024, the Company is not in compliance with Nasdaq Listing Rules 5620(a), 5810(c)(2)(G), and IM-5620.

The notice stated that the Company has 45 calendar days to submit a compliance plan in order to regain compliance and, if accepted, Nasdaq may grant an exception of up to 180 calendar days from the fiscal year end to regain compliance.

IBG intends to submit a timely compliance plan and to hold an annual meeting of shareholders by March 31, 2026.

About Innovation Beverage Group

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which is a well-established and favored bitters brand in Australia. Established in 2018, IBG’s headquarters, manufacturing and flavor innovation center are located in Sydney, Australia, with a U.S. sales office located in California. For more information visit: https://www.innovationbev.com/

Forward Looking Statement

This press release contains “forward-looking statements” and “forward-looking information.This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable. The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve. All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

Contact:

Innovation Beverage Group Limited

Sahil Beri

CEO

sahil@innovationbev.com

www.innovationbev.com